Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	June 23, 2026

Eldorado Gold Announces Election of Directors and Results from the 2026 Annual Meeting of Shareholders

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) (TSX: ELD, NYSE: EGO) is pleased to announce that all director nominees, as listed in the Management Proxy Circular dated May 7, 2026, were elected as directors of Eldorado at the Company’s Annual Meeting of Shareholders (the “Meeting”) held on June 23, 2026.

"On behalf of the Board, I thank our shareholders for their continued support as we advance the next phase of Eldorado's growth,” said Steven Reid, Chair of Eldorado Gold's Board of Directors. “With Skouries approaching first concentrate production, the Olympias expansion advancing, and the addition of McIlvenna Bay through our recently completed acquisition of Foran Mining, we are strengthening both our near-term growth profile and long-term development pipeline. Together with ongoing optimization initiatives across our portfolio, these milestones position the Company to deliver meaningful growth in production, free cash flow and long-term shareholder value.”

“We also thank Stephen Walker and Hussein Barma for their contributions and wish each success in their future endeavors. As part of our ongoing Board renewal efforts, we are pleased to welcome Patrick Godin to the Board. Mr. Godin contributes deep operational and leadership expertise to the Board, drawing on more than 40 years of experience in the mining industry, including executive leadership roles overseeing mine construction, operations, safety performance and corporate growth initiatives."

Election of Directors

Directors	Votes For	Votes Against	Outcome
Carissa Browning	143,691,267 Shares 80.46%	34,892,763 Shares 19.54%	Elected
George Burns	167,431,769 Shares 93.76%	11,152,262 Shares 6.24%	Elected
Teresa Conway	167,703,813 Shares 93.91%	10,880,217 Shares 6.09%	Elected
Samantha Espley	162,636,991 Shares 91.07%	15,947,040 Shares 8.93%	Elected
Sally Eyre	167,233,642 Shares 93.64%	11,350,390 Shares 6.36%	Elected
Patrick Godin	178,374,984 Shares 99.88%	209,046 Shares 0.12%	Elected
Judith Mosely	170,379,555 Shares 95.41%	8,204,477 Shares 4.59%	Elected
Daniel Myerson	178,333,374 Shares 99.86%	250,658 Shares 0.14%	Elected
Steven Reid	151,171,423 Shares 84.65%	27,412,608 Shares 15.35%	Elected

At the Meeting, shareholders of the Company also approved:

•	The appointment of independent auditors;
•	Authorizing the board of directors to set the auditor’s pay; and
•	The advisory resolution on executive compensation.

Voting results on each resolution can also be found in the Company’s final Report on Voting Results as filed on SEDAR+ (www.sedarplus.com). Biographical information on each of the elected Directors can be found on the Company’s website (www.eldoradogold.com).

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “deliver”, “estimate”, “expect”, “forecast”, “foresee”, “future”, “goal”, “generate”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “project”, “potential”, “prospective”, “scheduled” “strive”, or “target” or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will”, or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this news release include, but are not limited to, statements or information with respect to: our expectations of growth, including expectations of Skouries approaching first concentrate production and the advancement of the Olympias expansion; our optimization initiatives and their expected impact; expected benefits and contributions of Mr. Godin to the Board; and generally our strategy, plans and goals.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning, among other things: the current or future price of gold, copper and other commodities; anticipated values, costs, expenses and working capital requirements; the geopolitical, economic, permitting and legal climate that we operate in; and general business and economic conditions, including interest rates, inflation, commodity and power prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related frameworks. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: prices of commodities and consumables; construction and development risks at the Skouries project, the McIlvenna Bay project and our other construction and development projects; changing political, economic and social conditions, including changes in governments or political systems, ongoing market uncertainty and global or regional geopolitical events, conflicts or disruptions; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to integrate the assets of Foran Mining Corporation, advance its exploration and development assets and to realize anticipated synergies and benefits therefrom on the timelines expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to obtain reliable supplies of power and water at a reasonable cost; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; risks related to fluctuations in the currency markets, including the Euro, Turkish lira, Canadian dollar and United States dollar; community relations and social license; environmental matters; geotechnical and hydrogeological structures, conditions or failures, including our ability to completely understand such structures and to mitigate such conditions or failures at a reasonable cost or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licenses and other authorizations; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of Mineral Reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings; total cash costs per ounce and all in sustaining costs, including in relation to the market price of gold and the Company’s profitability; interest rate risk; credit risk; tax matters; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors, reclamation and long-term obligations); turnover and attrition rates of labour, and related impacts thereto; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks related to title and surface rights; risks relating to environmental, sustainability, health and safety, and governance matters; technology and cybersecurity risks; corruption, bribery, and sanctions; litigation and contracts; conflicts of interest; compliance with applicable laws, legislation and regulations; dividends; tariffs and other trade barriers; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.